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SEC FILE NUMBER
8- 44110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 200
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warner Griswold (949) 640-8780
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4\3

OATH OR AFFIRMATION

I, Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn to (or affirmed) to before me this ____ day of Feb 23 2009 by Warner Griswold proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature] 2/23/09
Signature

CHIEF OPERATING OFFICER
Title

ANNE MANSOUR
Commission # 1750595
Notary Public - California
Orange County
My Comm. Expires Jul 11, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Green Street Advisors, Inc.:

We have audited the accompanying statement of financial condition of Green Street Advisors, Inc. (the Company), as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Green Street Advisors, Inc.
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$ 14,660,450
Deposit with clearing organization	100,000
Receivable from broker/dealer	1,835,354
Accounts receivable	1,404,464
Marketable securities, at market value	1,047,646
Receivable from related parties	1,782,766
Office equipment, net	222,020
Other assets	103,777
Total assets	$ 21,156,477

Liabilities and Stockholder's Equity

Liabilities

Account payable & accrued commission expense	$ 313,080
Employee compensation and bonus payable	3,509,870
Income taxes payable	180,388
Deferred revenue	3,767,501
Deferred compensation payable	1,047,646
Total liabilities	8,818,485

Stockholder's capital

Common stock, $0.001 par value, 5,000,000 shares authorized, 1,522,000 issued and outstanding	1,522
Additional paid-in capital	5,417,084
Retained earnings	6,919,386
Total stockholder's equity	12,337,992
Total liabilities and stockholder's equity	$ 21,156,477

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Trading commissions and designations	$ 21,056,887
Research income	11,102,761
Real estate commission income	227,812
Consulting and special projects	1,046,588
Spitzer pool initiative income	307,335
Management fee income	1,695,104
Interest & other income	183,290
Total revenues	35,619,777
Expenses	
Employee compensation and benefits	13,427,896
Floor brokerage, exchange, and clearance fees	2,421,339
Communication & data processing	966,515
Occupancy expenses	598,924
Insurance	599,124
Other operating expenses	2,175,697
Total expenses	20,189,495
Net income (loss) before income tax provision	15,430,282
Income tax provision	184,578
Net income (loss)	$ 15,245,704

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 1,522	$ 5,417,084	$ 2,239,482	$ 7,658,088
Dividends	–	–	(10,565,800)	(10,565,800)
Net income (loss)	–	–	15,245,704	15,245,704
Balance at December 31, 2008	$ 1,522	$ 5,417,084	$ 6,919,386	$ 12,337,992

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net income (loss)		$ 15,245,704
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 75,154	
(Increase) decrease in assets:		
Receivable from broker/dealer	(134,162)	
Accounts receivable	958,718	
Marketable securities, at market value	(44,332)	
Receivable from related parties	(1,537,118)	
Other assets	(25,633)	
Increase (decrease) in liabilities:		
Account payable & accrued expenses	(294,708)	
Payable to clearing organization	(158,898)	
Employee compensation and bonus payable	(3,159,703)	
Income taxes payable	(102,589)	
Deferred revenue	1,146,207	
Deferred compensation payable	197,356	
Total adjustments		(3,079,708)
Net cash and cash equivalents provided by (used in) operating activities		12,165,996
Cash flows from investing activities:		
Purchase of office equipment	(82,297)	
Net cash and cash equivalents provided by (used in) investing activities		(82,297)
Cash flows from financing activities:		
Capital distributions	(10,565,800)	
Net cash and cash equivalents provided by (used in) financing activities		(10,565,800)
Net increase (decrease) in cash and cash equivalents		1,517,899
Cash and cash equivalents at beginning of year		13,142,551
Cash and cash equivalents at end of year		$ 14,660,450
Supplemental disclosure of cash flow information:		
Cash paid during the year for		
Interest	$ –	
Income taxes	$ 287,167	

The accompanying notes are an integral part of these financial statements.

Green Street Advisors, Inc.
Notes to Financial Statements
December 31, 2008

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Green Street Advisors, Inc. (the "Company"), was originally incorporated in the State of California on January 8, 1988. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is headquartered in Newport Beach, CA, and has a stock brokerage office in Texas.

The Company is an independent research and consulting firm concentrating on publicly traded real estate securities. Its practice concentrates primarily on Real Estate Investment Trusts ("REITs") and other publicly traded real estate. It does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

The Company is a wholly–owned subsidiary of Green Street Holdings, Inc. (the "Parent"), and is affiliated through common ownership to Green Street Investors, LLC ("GSI") and Green Street Advisors (UK), Ltd. ("GSA-UK").

The Company does not engage in investment banking, underwriting or advisory work with any of the clients in its coverage universe, thereby avoiding the conflicts of interest that may burden some Wall Street firms. However, the Company is affiliated with Eastdil Secured, a real estate brokerage and investment bank that, on occasion may engage in such activities. Fifteen (15) current and former employees of Eastdil Secured collectively own a 5% ownership interest in the Parent. The Company does not control, have ownership in, or make any business or investment decisions for Eastdil Secured.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives commission from stock transactions for clients who subscribe to the Company's research on publicly traded real estate securities. Other revenue is derived from providing research products and consulting services that lead to superior investment performance and insight for its clients. As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and are invoiced for a period ranging from three months to a year. Deferred revenue represents the portion of revenue which is attributable to future periods covered by these agreements.

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company's investments in marketable securities are held principally for the purpose of selling in the near term. These investments are valued at market value on the balance sheet. Mark to market accounting is used for purposes of determining unrealized gain/loss on security positions in investment accounts.

Office equipment is stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

The Company, with the consent of its Stockholders, has elected to be an S Corporation and, accordingly, has its i ncome taxed under Sections 1361-1379 of the Internal Revenue Code. Subchapter S of the Code provides that the Stockholders, rather than the Company, are subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a tax rate of 1.5% over the minimum Franchise Fee of $800.

Certain prior year amounts have been reclassified to conform to the current year's presentation. These changes had no impact on previously reported results of operations or stockholders' equity.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities consist of corporate mutual funds with a fair market value of $1,047,646. The accounting for the mark-to-market on the investment trading is included in other income as unrealized losses of $6,174.

Note 3: DEPOSITS HELD AT CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC, A BNY Securities Group ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2008, is a deposit total of $100,000.

Note 4: OFFICE EQUIPMENT, NET

Office equipment is recorded at cost.

		Depreciable Life Years
Office equipment	$ 617,988	5-7
Less accumulated depreciation	(395,968)	
Office equipment, net	$ 222,020	

Depreciation expense for the year ended December 31, 2008 was $75,154.

Note 5: SPITZER POOL INITIATIVE INCOME

The Company has been selected to provide research to certain investment banking clients as part of the 2004 Spitzer Pool settlement. The Spitzer settlement specifies that the obligation of the investment banks to purchase independent research runs for five years. However, since the banks can choose among many vendors, their payments to the Company are cancelable at any time. After 2009, the banks are under no obligation to purchase research and it is uncertain whether they will continue to purchase the Company's research for their clients. The Company recorded Spitzer Pool Initiative Income of $307,335 for the year ended December 31, 2008.

Note 6: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the S Corporate tax status, therefore no federal income tax provision is required. The State of California recognizes S corporations for state tax purposes. However, the state imposes a 1.5 % tax on the net income and a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company based on its allocable portion of taxable capital and earned surplus.

Note 6: INCOME TAXES
(Continued)

The state income tax provision consists of the following:

California state income taxes	$ 121,507
Texas state income taxes	63,071
Total income tax provision	$ 184,578

Note 7: RELATED PARTY TRANSACTIONS

The Company, the Parent, and GSI share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Company and reimbursed by the Parent, and GSI in accordance with an administrative services agreement. At December 31, 2008 the amounts receivable from the Parent and GSI were $1,557,869 and $224,897, respectively.

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is affiliated with Eastdil Secured. The Company assists Eastdil Secured in evaluating certain transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of net revenue from these transactions as well as a general advisory fee from Eastdil Secured. At December 31, 2008 revenue derived from this arrangement was $227,812 and is classified as commission revenue in the statement of income. The Company also received 1,695,104 from the Parent for management fees.

Note 8: EMPLOYEE PENSION PLAN

The Company maintains a Simplified Employee Pension Plan ("SEP") plan covering all of its eligible employees. The SEP Plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of 15% of compensation up to $30,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded contributions of $641,053 for the year ended December 31, 2008.

Effective January 1, 2009, the Company terminated the SEP, and adopted a new section 401(k) defined contribution plan.

Note 9: DEFERRED COMPENSATION PLAN

Effective January 1, 2006, the Company adopted an unfunded non-qualified deferred compensation plan (the "Plan") for a select group of management or highly compensated employees. The purpose of the Plan is to promote growth and profitability by providing officers and other key executives of the Company with an incentive to achieve long-term corporate objectives. The amounts of compensation to be deferred are determined by a committee selected by the Board of Directors as its duly authorized delegates. Since the Plan is unfunded, the Company is not required to segregate funds representing the value of deferred compensation granted under the Plan and credited to a participant's deferred compensation account. Accordingly, a participant's rights to deferral amounts credited under the Plan shall be those of a general creditor of the Company. For the year ending December 31, 2008 the Company has accrued $1,047,646 of compensation to be credited to the Plan.

Note 10: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 11: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancelable lease which commenced March 11, 1997. This lease was amended and extended until May of 2010. The Company also entered into a lease for office space in support of its brokerage operations in Dallas, Texas. This lease commenced in June of 2005 and expires in June of 2010. The Company entered into a new lease for office space in Newport Beach, California. This new lease commences in March of 2010 and expires in February of 2020. These leases contain provisions for rent escalation based on increases in certain costs incurred by the lessor.

Future minimum lease payments under these leases are as follows:

Year	Amount
2009	$ 548,361
2010	966,316
2011	955,889
2012	928,877
2013	917,099
2014 & thereafter	6,404,929
Total	$ 10,721,471

Note 11: <u>COMMITMENTS AND CONTINGENCIES</u>
(Continued)

Occupancy expense was $598,924 for the year ended December 31, 2008.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 12: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 152c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $8,477,989 which was $7,890,090 in excess of its required net capital of $587,899; and the Company's ratio of aggregate indebtedness ($8,818,485) to net capital was 1.04 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 14: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $124,951 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 8,353,038
Adjustments:		
Haircuts and undue concentration	$ 124,951	
Total adjustments		124,951
Net capital per audited statements		$ 8,477,989

Green Street Advisors, Inc.
Schedule I - Computation Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2008

Computation of net capital		
Stockholder's equity		
Common stock	$ 1,522	
Additional paid-in capital	5,417,084	
Retained earnings	6,919,386	
Total stockholder's equity		$ 12,337,992
Less: Non-allowable assets		
Account receivable	(1,404,464)	
Receivable from related parties	(1,782,766)	
Office equipment	(222,020)	
Other assets	(103,777)	
Total non-allowable assets		(3,513,027)
Less: Haircuts and undue concentration		8,824,965
Haircuts on mutual funds	(73,335)	
Haircuts on money market	(273,641)	
Total haircuts & undue concentration		(346,976)
Net capital		8,477,989
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 587,899	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		$ (587,899)
Excess net capital		$ 7,890,090
Ratio of aggregate indebtedness to net capital	1.04: 1	

There was a difference of $124,951 between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008. See Note 14.

See independent auditor's report.

Green Street Advisors, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirement is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Green Street Advisors, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Green Street Advisors, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Green Street Advisors, Inc.:

In planning and performing our audit of the financial statements of Green Street Advisors, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 25, 2009

Green Street Advisors, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008